UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SOMANETICS CORPORATION

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

834445405

(CUSIP Number)

John H. Masterson

Senior Vice President and General Counsel

Covidien

15 Hampshire Street, Mansfield, Massachusetts 02048

(508) 261-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Joseph L. Johnson III

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

July 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 834445405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Covidien plc 98-0624794
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 100
9. Sole Dispositive Power
10. Shared Dispositive Power 100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D

CUSIP No. 834445405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Covidien International Finance S.A. 98-0518567
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 100
9. Sole Dispositive Power
10. Shared Dispositive Power 100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D

CUSIP No. 834445405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) United States Surgical Corporation 13-2518270
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 100
9. Sole Dispositive Power
10. Shared Dispositive Power 100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 834445405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Covidien DE Corp. N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 100
9. Sole Dispositive Power
10. Shared Dispositive Power 100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Covidien plc, Covidien International Finance S.A., United States Surgical Corporation and Covidien DE Corp. with the Securities and Exchange Commission (the “SEC”) on June 25, 2010 (as hereby supplemented, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

Item 1 is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D relates to the Common Shares, $0.01 par value per share of Somanetics Corporation, (“Somanetics”), a Michigan corporation. The principal executive offices of Somanetics are located at 15 Hampshire Street, Mansfield, MA 02048.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented with the following:

On July 27, 2010, Purchaser purchased approximately 9,583,628 Shares validly tendered and not withdrawn from the Offer, for an aggregate consideration of $239,590,700 (prior to any deduction for withholding taxes). Subsequently, on July 27, 2010, Purchaser purchased 225,531 Shares validly tendered through notices of guaranteed delivery and not withdrawn from the Offer upon actual delivery of such Shares, for an aggregate consideration of $5,638,275. Pursuant to the terms of the Merger Agreement, Purchaser then exercised its option to purchase directly from Somanetics an additional number of Shares sufficient to give Purchaser ownership of one Share more than 90% of Somanetics’ then outstanding Shares, when combined with the Shares purchased by Purchaser in the Offer and 239,582 previously restricted Shares subject to vesting which were validly tendered and not withdrawn immediately following the Acceptance Time upon the acceleration of such vesting. On July 27, 2010, Purchaser purchased with a promissory note an additional 8,046,616 Shares from Somanetics at a purchase price of $25.00 per Share, which together with the Shares purchased in the Offer, represented approximately 90% of the outstanding Shares. Pursuant to the terms of the Merger Agreement, on July 27, 2010, Purchaser completed the Merger through a short-form merger under the MBCA and the Delaware General Corporation Law, with Somanetics continuing as the surviving corporation and a wholly owned subsidiary of USSC. By virtue of the Merger, each issued and outstanding Share (other than Shares held as treasury stock or Shares held by the Reporting Persons) was cancelled and converted into the right to receive $25.00 in cash per outstanding Share, without interest, less any applicable withholding and transfer taxes. Shares held as treasury stock and held by the Reporting Persons were automatically cancelled.

ITEM 4.	PURPOSE OF TRANSACTION.

The final four paragraphs of Item 4 are hereby amended and replaced in their entirety as follows:

Following completion of the Offer and the Merger, the Reporting Persons intend to operate the Somanetics business through one or more subsidiaries of Covidien plc under the direction of Covidien plc’s management. The Reporting Persons intend to continue to review the business, operations, capitalization and management of Somanetics. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. Following the Merger, the directors and officers of Purchaser became the directors and officers of Somanetics.

As a result of the Merger, Somanetics became a privately held company and ceased trading on the Nasdaq Global Market (“Nasdaq”). Following the effectiveness of the Merger, Nasdaq filed a Form 25 with the SEC to delist the Somanetics Shares. Somanetics expects to file a Form 15 with the SEC, suspending its reporting obligations under Sections 12 and 15 of the Securities Act of 1934, as amended.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in:

a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e) Any material change in the present capitalization or dividend policy of the issuer;

f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j) Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

a) As a result of the Merger, USSC is the sole shareholder of Somanetics and owns 100 Shares, which represents 100.0% of the outstanding Shares. The separate corporate existence of Purchaser has ceased, and therefore, Purchaser owns no Shares.

b) USSC, CIFSA and Covidien plc have shared power to vote or direct the vote and to dispose or direct the disposition of all 100 Shares. Purchaser has no authority to vote or direct the vote for any Shares.

c) Except for the transactions described herein, to the best of the Reporting Persons’ knowledge as of the date hereof, neither the Reporting Persons nor any of the Reporting Persons’ directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days.

d) Other than the persons named in Schedule I hereto, to the best of the Reporting Persons’ knowledge as of the date hereof, neither the Reporting Persons nor the Reporting Persons’ directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

e) As a result of the termination of its corporate existence in connection with the Merger, Purchaser ceased to be the beneficial owner of any securities of Somanetics.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The third paragraph of Item 6 is hereby amended and replaced in its entirety with the following:

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Somanetics, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement, among Covidien plc, Covidien International Finance, S.A., United States Surgical Corporation and Covidien DE Corp., dated July 28, 2010.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 28, 2010

COVIDIEN PLC

By:	/s/ JOHN W. KAPPLES
Name:	John W. Kapples
Title:	Vice President and Secretary

COVIDIEN INTERNATIONAL FINANCE S.A.

By:	/s/ MICHELANGELO F. STEFANI
Name:	Michelangelo F. Stefani
Title:	Managing Director

UNITED STATES SURGICAL CORPORATION

By:	/s/ MATTHEW J. NICOLELLA
Name:	Matthew J. Nicolella
Title:	Vice President and Assistant Secretary

COVIDIEN DE CORP.

By:	/s/ MATTHEW J. NICOLELLA
Name:	Matthew J. Nicolella
Title:	Vice President and Assistant Secretary

SCHEDULE I

The names of the directors and executive officers (or functional equivalents) of Covidien plc, CIFSA, USSC and Somanetics Corporation, as successor in interest by merger of Covidien DE Corp. (“Purchaser”) and their present principal occupations or employment are set forth below. Unless otherwise indicated, (i) the principal business address for each director of Covidien plc is 20 Lower Hatch Street, Dublin 2, Ireland, and the business telephone number for each such director or officer is +353 1 438-1700, (ii) the principal business address for each director of CIFSA is 3b Bld Prince Henri, L-1724, Luxembourg and (iii) the principal business address for each for each officer of Covidien plc and each director and officer of USSC and Purchaser is 15 Hampshire Street, Mansfield, Massachusetts 02048 and the business telephone number for each such director and officer is (508) 261-8000. Unless otherwise indicated, each director and executive officer (or functional equivalent) is a citizen of the United States. References below to “Covidien” include Covidien plc, its predecessor, Covidien Ltd., and the healthcare business of Tyco International Ltd. for all periods prior to the separation of Covidien Ltd. from Tyco International Ltd.

COVIDIEN PLC

Directors

Richard J. Meelia—Chairman of the Board of Directors, President and Chief Executive Officer of Covidien. Mr. Meelia is also President of USSC and the Purchaser. Mr. Meelia’s principal business address is 15 Hampshire Street, Mansfield, Massachusetts 02048 and his business telephone number is (508) 261-8000.

Craig Arnold—Vice Chairman and Chief Operating Officer, Industrial Sector of Eaton Corporation, a diversified industrial manufacturer.

Robert H. Brust—Chief Financial Officer of Sprint Nextel Corporation, a wireless and wireline communications company.

John M. Connors, Jr.—Chairman Emeritus of Hill, Holliday, Connors, Cosmopulos, Inc., a full-service advertising agency that is part of The Interpublic Group of Companies, Inc.

Christopher J. Coughlin—Executive Vice President and Chief Financial Officer of Tyco International Ltd., a global provider of security products and services, fire protection and detection products and services, valves and controls, and other industrial products.

Timothy M. Donahue—Member of the Board of Directors of Eastman Kodak Company, NVR, Inc. and Tyco International Ltd.

Kathy J. Herbert—Member of the Board of Directors of Covidien plc.

Randall J. Hogan, III—Chairman and Chief Executive Officer of Pentair, Inc., an industrial manufacturing company.

Dennis H. Reilley—Member of the Board of Directors of H.J. Heinz Company, Marathon Oil Corporation and The Dow Chemical Company.

Tadataka Yamada—President of the Global Health Program of the Bill & Melinda Gates Foundation.

Joseph A. Zaccagnino—Member of the Board of Directors of NewAlliance Bancshares, Inc.

Officers

Richard J. Meelia—See above under “Covidien plc—Directors.”

Charles J. Dockendorff—Executive Vice President and Chief Financial Officer of Covidien and Vice President of USSC and Purchaser.

Jose E. Almeida—Senior Vice President of Covidien and President, Medical Devices of Covidien.

Timothy R. Wright—Senior Vice President of Covidien and President, Pharmaceuticals of Covidien. Mr. Wright’s principal business address is 675 McDonnell Blvd., Hazelwood, Missouri 63042 and his business telephone number is (314) 654-2000.

Eric A. Kraus—Senior Vice President, Corporate Communications of Covidien.

John H. Masterson—Senior Vice President and General Counsel of Covidien and Vice President and Assistant Secretary of Purchaser.

Amy A. McBride-Wendell—Senior Vice President, Strategy and Business Development of Covidien.

Michael P. Dunford—Senior Vice President, Human Resources of Covidien.

Richard G. Brown, Jr.—Vice President, Chief Accounting Officer and Corporate Controller of Covidien and Vice President of USSC and Purchaser.

Kevin G. DaSilva—Vice President and Treasurer of Covidien, member of the board of directors of CIFSA and member of the board of directors and Vice President and Treasurer of USSC and Purchaser.

Eric C. Green—Vice President and Chief Tax Officer of Covidien, member of the board of directors of CIFSA and Vice President and Assistant Treasurer of USSC and Purchaser.

Coleman N. Lannum—Vice President, Investor Relations of Covidien.

James C. Clemmer—President, Medical Supplies Sector of Covidien.

COVIDIEN INTERNATIONAL FINANCE S.A.

Anton Stadtbaumer—Member of the board of directors of CIFSA, manager of Covidien Group S.a.r.l. and Regional Treasurer of Covidien Finance GmbH. Mr. Stadtbaumer’s principal business address is Victor von Bruns Strasse 19, 8212 Neuhausen am Rheinfall, Switzerland and his business telephone number is +41 52 556 0677. Mr. Stadtbaumer has German citizenship.

Michelangelo Stefani—Managing Director of CIFSA. Mr. Stefani has Italian citizenship.

Kevin G. DaSilva—See above under “Covidien plc—Officers.”

Eric C. Green—See above under “Covidien plc—Officers.”

Erik De Gres—Member of the board of directors of CIFSA. Mr. De Gres has Belgian citizenship.

Thomas Ford—Member of the board of directors of CIFSA and Manager and Deputy General Counsel-EMEA of Covidien Group. Mr. Ford has United Kingdom citizenship.

UNITED STATES SURGICAL CORPORATION

Directors

Kevin G. DaSilva—See above under “Covidien plc—Officers.”

John W. Kapples—Member of the board of directors of both USSC and Purchaser, Vice President and Secretary of USSC and Vice President and Secretary of Covidien and Tyco Healthcare Group LP, d/b/a Covidien.

Matthew J. Nicolella—Member of the board of directors and a Vice President and Assistant Secretary of both USSC and Purchaser and Vice President and Chief Mergers & Acquisitions/Licensing Counsel of Tyco Healthcare Group LP d/b/a/ Covidien.

Officers

Richard J. Meelia—See above under “Covidien plc—Directors.”

Richard G. Brown—See above under “Covidien plc—Officers.”

Stephen C. Carey—Vice President and Assistant Treasurer of USSC and Purchaser and Vice President, Tax Reporting of Tyco Healthcare Group LP d/b/a/ Covidien.

Kevin G. DaSilva—See above under “Covidien plc—Officers.”

Charles J. Dockendorff—See above under “Covidien plc—Officers.”

Mark Farber—Vice President and Assistant Secretary of USSC and Vice President and General Counsel, Surgical Devices, of Tyco Healthcare Group LP, d/b/a Covidien. Mr. Farber’s principal business address is 150 Glover Avenue, Norwalk, Connecticut 06850 and his business telephone number is (203) 845-1000.

Eric. C. Green—See above under “Covidien plc—Officers.”

John W. Kapples—See above under “United States Surgical Corporation—Directors.”

Michael W. Lyons—Vice President and Assistant Secretary of USSC and Associate General Counsel, Surgical Devices, of Tyco Healthcare Group LP, d/b/a Covidien. Mr. Lyons’ principal business address is 150 Glover Avenue, Norwalk, Connecticut 06850 and his business telephone number is (203) 845-1000.

John H. Masterson—See above under “Covidien plc—Officers.”

Matthew J. Nicolella—See above under “United States Surgical Corporation—Directors.”

Lawrence T. Weiss—Vice President and Assistant Secretary of USSC and Purchaser and Vice President and Chief International Counsel of Tyco Healthcare Group LP, d/b/a Covidien.

Joseph Wuestner—Vice President and Assistant Secretary of USSC and Vice President, Chief Corporate Counsel, Pharmaceuticals, of Tyco Healthcare Group LP, d/b/a Covidien. Mr. Wuestner’s principal business address is 675 McDonnell Blvd., Hazelwood, MO 63042 and his business telephone number is (314) 654-2000.

SOMANETICS CORPORATION

Directors

Kevin G. DaSilva—See above under “Covidien plc—Officers.”

John W. Kapples—See above under “United States Surgical Corporation—Directors.”

Matthew J. Nicolella—See above under “United States Surgical Corporation—Directors.”

Officers

Richard J. Meelia—See above under “Covidien plc—Directors.”

Richard G. Brown—See above under “Covidien plc—Officers.”

Stephen C. Carey—See above under “United States Surgical Corporation—Officers.”

Kevin G. DaSilva—See above under “Covidien plc—Officers.”

Charles J. Dockendorff—See above under “Covidien plc—Officers.”

Eric. C. Green—See above under “Covidien plc—Officers.”

Lisa K. Golod—Vice President and Assistant Treasurer of Purchaser and Vice President of Tax Planning of Tyco Healthcare Group LP, d/b/a Covidien.

John H. Masterson—See above under “Covidien plc—Officers.”

Matthew J. Nicolella—See above under “United States Surgical Corporation—Directors.”

Lawrence T. Weiss—See above under “United States Surgical Corporation—Officers.”

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the beneficial ownership of Common Shares, $0.01 par value per share, of Somanetics Corporation is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 28, 2010

COVIDIEN PLC

By:	/s/ JOHN W. KAPPLES
Name:	John W. Kapples
Title:	Vice President and Secretary

COVIDIEN INTERNATIONAL FINANCE S.A.

By:	/s/ MICHELANGELO F. STEFANI
Name:	Michelangelo F. Stefani
Title:	Managing Director

UNITED STATES SURGICAL CORPORATION

By:	/s/ MATTHEW J. NICOLELLA
Name:	Matthew J. Nicolella
Title:	Vice President and Assistant Secretary

COVIDIEN DE CORP.

By:	/s/ MATTHEW J. NICOLELLA
Name:	Matthew J. Nicolella
Title:	Vice President and Assistant Secretary